UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 2)

INDUSTRI-MATEMATIK INTERNATIONAL CORP.
(Name of Subject Company)

STG OMS ACQUISITION CORP.
STG OMS IRELAND LIMITED
STG
SYMPHONY TECHNOLOGY II-A, L.P.
SYMPHONY TECHNOLOGY II GP, LLC
ROMESH WADHWANI
(Offerors)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

_________________

455792101
(Cusip Number of Class of Securities)

Bryan Taylor
STG OMS Acquisition Corp.
4015 Miranda Avenue, 2nd Floor
Palo Alto, California 94304
Telephone: (650) 935-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
William M. Kelly
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tend

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|	third-party tender offer subject to Rule 14d-1.
|_|	issuer tender offer subject to Rule 13e-4.
|_|	going-private transaction subject to Rule 13e-3.
|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

AMENDMENT NO. 2 TO SCHEDULE TO

             This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO as initially filed with the Securities and Exchange Commission on November 12, 2002 (as previously amended and as amended hereby, the “Schedule TO“) by STG OMS Acquisition Corp. (“Purchaser“), a Delaware corporation and a wholly owned subsidiary of STG OMS Ireland Limited (“Parent“), a private limited company incorporated under the laws of Ireland and a wholly owned subsidiary of Symphony Technology II-A, L.P. (“ST II-A“), a limited partnership organized under the laws of the State of Delaware. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the “Shares“), of Industri-Matematik International Corp., a Delaware corporation (“Company“), at $.35 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2002 (the “Offer to Purchase“), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer“). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Items 1 through 9, and Item 11.

             (1) The third paragraph appearing in the Offer to Purchase under “The Offer-Section 11-Background of the Offer“ is amended by adding the following after the first sentence of the paragraph:

“Following the notification of Dr. Wadhwani’s inquiry to Ms. Johnstone, all of the substantive negotiations leading up to the current transaction took place between representatives of ST II-A and representatives of the Company and the Company Board. Moreover, following such notification, the only contacts between ST II-A and Warburg Pincus Investors, L.P., or its affiliates, concerning the current transaction took place in the context of discussions conducted through the counsels to these parties regarding the letter agreement (referred to below).”

SIGNATURES

             After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2002

STG OMS ACQUISITION CORP.

By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani Title: President

STG OMS IRELAND LIMITED

By:	/s/ Bryan Taylor
Name: Bryan Taylor Title: Secretary

STG

By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani Title: President and Chief Executive Officer

SYMPHONY TECHNOLOGY II-A, L.P.

By:	Symphony Technology II GP, LLC its General Partner

By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani Title: Chief Executive Officer and Managing Director

SYMPHONY TECHNOLOGY II GP, LLC

By:	/s/ Romesh Wadhwani
Name: Romesh Wadhwani Title: Chief Executive Officer and Managing Director

/s/ Romesh Wadhwani
Romesh Wadhwani